EXHIBIT 9

IRS EIN ASSIGNMENT NOTICE

This exhibit consists of the attached PDF document identified below.

Description: IRS Notice CP 575 B assigning Employer Identification Number 87-2207963

Document title: IRS EIN Assignment Notice

Associated PDF attachment: Exhibit9_IRSNotice.pdf

The complete document is provided in the accompanying PDF attachment submitted with this exhibit. This HTML file is submitted as the official EDGAR document for association with the PDF attachment.